UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 12, 2012.

Exhibit 99.1

Golar LNG - New LNG Carrier Contract

Golar LNG Limited ("Golar" or the "Company") announced today that it has executed a time charter for one of its modern LNG carriers, the Golar Arctic, to a major Japanese trading company for a firm period of 3 years.

The charter is expected to commence in March 2012 following the end of the vessel's current charter. The annualised EBITDA contribution from the commencement of this new charter is expected to be approximately $45 million, which represents attractive returns for shareholders and is a positive indicator of the current market for LNG shipping.

Golar's Chairman, John Fredriksen said in a comment "The limited availability of LNG shipping in the market is creating excellent chartering opportunities for our open vessel positions.  We anticipate that the market will remain strong for some time to come and therefore we are extremely optimistic about the on-going performance of the existing fleet and our investment in newbuild carriers.  Golar has multiple open positions extending from present out into 2014 which creates a solid basis for aggressive future growth of our Company."

Hamilton,

Bermuda

January 12, 2012

Investor enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 13, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer